Exhibit 4.2.9

2008

Performance &

Leadership

Bonus (PLB)

Plan

May 2008

2008 Performance & Leadership Bonus Plan (PLB)

CNH (“the Company”) is providing an annual incentive plan, named the Performance & Leadership Bonus Plan (the “Plan”), that provides an opportunity to reinforce a performance culture by sharing the company’s success and rewarding based on individual contributions. Awards are made in either cash or cash and equity, according to eligibility. The equity portion of any award described in this document is subject to the terms of the CNH Global N.V. Equity Incentive Plan, (as amended and restated on October 19, 2007).

Plan Highlights:

•	Bonus award opportunity to reinforce a performance culture

•	A combination of Company performance and participant’s individual performance and leadership assessment determines the payout opportunity

•	The greater the company results, the greater the payout opportunity

•	Individual performance and leadership assessment may adjust the award up or down

•	Award opportunity is linked to company financial objectives:

•	Key performance measures (KPMs) have been determined for CNH and specific Brand/Business/Functions (Award Groups), where applicable

•	For Regional and Global Staff roles, which do not directly support any one particular function, only overall CNH KPMs apply

•	2008 CNH KPMs and targets common to all participants:

•	Trading Profit after Restructuring; Target = $1,650 million

•	Trading Cash Flow; Target = $550 million

•	Trading Margin %; Target = 10.0%

•	Each KPM begins payout according to a threshold:

•	CNH Trading Profit $ and %: threshold is set at 90% of target

•	For all other performance measures, payout begins above 90% of target

•	Payout Method:

•	Directors who are not on a Sales Incentive Plan:

•	50% is paid in cash and 50% is paid as stock options

•	Non-Directors:

•	Payout 100% cash

May 2008

2008 Performance & Leadership Bonus

How the Plan Works:

Timing:

The Performance and Leadership Bonus Plan covers the performance period from January 1, 2008 through December 31, 2008. Payout is made after the determination of the achievement level of the company’s key performance measures and the participant’s individual performance and leadership assessment.

Eligibility:

Eligibility varies by country. In order to be eligible for a payment, an employee must not have been a participant, during the entire 2008 year, of another short term variable pay plan (e.g. Sales Incentive Plan); must be an active full/part-time employee, not hired with a temporary contract, on the last day of active work (as defined by Company policies and practices) of the Plan year (not on notice); and must have worked at CNH, or any FIAT Group entity, for at least six continuous months during the Plan year (hence, hired prior to July 1, 2008).

•	Employees who retire, die, or are terminated in a reduction in force on or after January 1, 2009 through the bonus payout date are eligible for a bonus payout

•

Partial year participants of short term variable pay plans (egg Sales Incentive Plan) may be eligible for consideration of an award. For purposes of calculating eligible compensation, their pro-rated eligible earnings (based upon the number of months in their non-incentive/bonus eligible position) will be used.

Award Groups:

Eligible employees are assigned to award groups based on the organization they directly belong to or directly support.

Global Brand: Those in a Brand organization and related staff are in their own Brand’s Award Group, such as:

•	CaseIH AG

•	New Holland AG

•	Case Construction

•	New Holland Construction

Global Business Unit: Those in a specific Business Unit and related staff are in their own Business Unit Award Group, such as:

•	Parts & Service

•	Capital

AG or CE Functions:

•	Those in an AG or CE specific function and their related staff, are in the respective AG or CE Award Group, such as:

•	Ag Manufacturing, AG Product Development, and International AG Region are in the Ag Award Group

•	CE Manufacturing and CE Product Development are in the CE Award Group

AG + CE Functions:

•	Those in a function that supports both AG and CE, and their related staff, are in the combined AG + CE Award Group, such as:

•	Supply Chain & Logistics

•	Quality

•	Purchasing

May 2008

2008 Performance & Leadership Bonus

•	Network Development

•	Customer Service

•	Training Shared Services

•	Business Development

Global Staff:

•	Staff roles that support multiple organizations or different award groups, whether they have regional or global responsibilities, are assigned to the Global Staff award group

•	Staff roles include Communications, Corporate Initiatives, Finance, Government Affairs, Human Resources, Information Services, and Internal Audit.

NOTE: Staff roles related to and supporting a brand, business unit or function are assigned to their respective Award Group, except for employees in the Information Services group, who are assigned to the Global Staff award group.

Human Resources will make the final determination of assignment of employees into award groups. Participants will be informed individually of their award group and their eligibility to participate in this Plan.

Award Group Changes: For participants who change Award Group during the course of the plan year, the award group that they are assigned to, for purposes of determining their Performance & Leadership bonus opportunity, is as follows:

•	Greater than six months assigned to an award group — the entire award group portion of the bonus opportunity is calculated based upon that award group’s business results

•	Six months assigned equally between two award groups — the award group portion of the bonus opportunity is calculated based equally on each respective award group’s results

•	Less than six months assigned to all award groups — the entire award group portion of the bonus opportunity is calculated based upon CNH global results

Performance & Leadership Bonus:

As further defined in this document, the Performance & Leadership Bonus is equal to the “Target Incentive” multiplied by the “Company Performance Factor” multiplied by the “Individual Performance & Leadership Assessment Multiplier.”

Target Incentive:

Target incentive is a specific percentage, which varies by employee level, multiplied by the employee’s eligible compensation.

Employee level, target percentage of pay, and eligible compensation are all defined at the country level and are available through local HR.

Eligible Compensation:

Eligible compensation is the actual accumulated earnings during the performance year.

Company Performance Factor:

The percentage of target incentive earned for company performance is based on predefined performance criteria and the payout matrix for achieving various levels of performance versus the objectives set.

May 2008

2008 Performance & Leadership Bonus

Performance Criteria:

Objectives are set for Key Performance Measures (KPMs) at the CNH level and, if applicable, the Brand/Business/Function (Award Group) level. The KPMs are Trading Profit after Restructuring, Trading Cash Flow (with the exception of the Capital Award Group, which has the KPM of Return on Equity instead of Trading Cash Flow), and Trading Profit after Restructuring as a percent of Net Revenue. The KPMs each have independent thresholds for payout.

For Global Brands, Global Business Units, AG or CE Functions, and AG+CE Functions,, the company performance factor is weighted as follows:

•	50% on CNH results to ensure alignment of goals across the organization, and;

•	50% on specific Brand, Business or Function (Award Group) results to recognize their specific unit’s contribution to the success of CNH

For Global Staff, the bonus is based 100% on CNH results of the three KPMs.

Each KPM will be measured under International Financial Reporting Standards (IFRS), as applied by CNH for this plan. At the end of this plan document, the definitions of the KPMs are available for your reference.

2008 Objectives:

The 2008 objectives are the target results expected to be achieved and are shown on the following table by Award Group. Amounts expressed in $US million.

	2008 Targets
	CNH			Brand/Business
Award Groups	Trading Profit*	Trading Cash Flow	Trading Profit* % of Net Revenue	Trading Profit*	Trading Cash Flow
Global AG	1,650	550	10.0%	450	717
AG CIH	1,650	550	10.0%	260	293
AG NH	1,650	550	10.0%	190	424

Global CE	1,650	550	10.0%	350	383
CE Case	1,650	550	10.0%	175	199
CE NHC	1,650	550	10.0%	175	184

Global AG & CE	1,650	550	10.0%	800	1,100

Global Parts	1,650	550	10.0%	525	1,100

Global Staff	1,650	550	10.0%

	Trading Profit*	Trading Cash Flow	Trading Profit* % of Net Revenue	Trading Profit*	Return on Equity
Global Capital	1,650	550	10.0%	425	20.0%

*	Trading Profit after Restructuring

May 2008

2008 Performance & Leadership Bonus

Weighting of Objectives:

Weighting of Objectives are set for the KPMs by Award Group as shown on the following table:

	Weighting of Key Performance Measures
	CNH			Award Group Results
Award Groups	Trading Profit*	Trading Cash Flow	Trading Profit* % of Net Revenue	Trading Profit*	Trading Cash Flow
Global AG	16.7%	16.7%	16.7%	25%	25%
AG CIH	16.7%	16.7%	16.7%	25%	25%
AG NH	16.7%	16.7%	16.7%	25%	25%

Global CE	16.7%	16.7%	16.7%	25%	25%
CE Case	16.7%	16.7%	16.7%	25%	25%
CE NHC	16.7%	16.7%	16.7%	25%	25%

Global AG & CE	16.7%	16.7%	16.7%	25%	25%

Global Parts	16.7%	16.7%	16.7%	25%	25%

Global Staff	41.7%	41.7%	16.7%

				Trading Profit*	Return on Equity

Global Capital	16.7%	16.7%	16.7%	25%	25%

*	Trading Profit after Restructuring

Payout Matrix:

The company performance factor will vary if the objectives are approached, but not met or exceeded. The following Payout Matrix illustrates the relationship between company performance and the percentage of target incentive earned for company performance, for each of the Key Performance Measures:

	Company Performance Factor*
Results vs. Objective	CNH Trading Profit $ & %	All others

below 90%	0%	0%
90%	33.3%	0%
91%	40.0%	10.0%
95%	66.7%	50.0%
100%	100.0%	100.0%
110%	130.0%	130.0%
130%	190.0%	190.0%
150% & above	250.0%	250.0%

*	The overall company performance factor is the weighted average of each KPMs company performance factor.

•	Each KPM pays out independently and each requires a minimum result for a payout (threshold):

•	CNH Trading Profit after Restructuring $ & %: at 90% of set target

•	90% of objective pays 33% of target incentive

May 2008

2008 Performance & Leadership Bonus

•	All other KPMs above 90% of set target

•	Target awards are set at 100% of target results.

•	Maximum award is 2.5 times target award and is set at 150% of target results.

In cases where the company performance falls between the Threshold, Target and Maximum levels, linear interpolation will determine the award.

Performance and Leadership Assessment Multiplier:

The payout is also linked to the final positioning of the participant on the performance/leadership matrix. The award based on company results can be increased or decreased, according to the following multipliers for each Performance and Leadership Assessment box.

For example:

•	If the assessment for overall Performance is High and Leadership is Medium, the multiplier is 1.15 times the award based on the company results.

•	If Performance is Medium and Leadership is High, the multiplier is 1.05 times the award derived from company results.

•	If both the Performance and Leadership assessments are Medium, the multiplier is 0.9.

May 2008

2008 Performance & Leadership Bonus

Payout Delivery

The payout of the bonus may be fully in Cash or split 50% Cash and 50% Equity, according to eligibility.

Cash Portion: The cash portion will be paid out as soon as practical after the determination of company performance and the individual performance and leadership assessments. All applicable taxes and social contributions will be withheld and reported as required.

Equity Portion: The applicable equity portion of the bonus will be granted as Performance Stock Options. An individual award agreement letter specifying the maximum number of CNH common shares which can be earned under the terms of the performance stock option grant will be presented to each participant. The actual number of shares subject to vesting under the option will be determined at the end of the performance period after performance results and performance and leadership assessments are known.

One-half of the total bonus will be converted to Options to acquire the number of Common Shares equivalent to the amount of the equity portion in US dollars and divided by a factor of 25% of the Option Price

Vesting of the option takes place over two years. There will be an immediate vesting of  1/3rd upon determination date, another  1/3rd vests one year from determination date and the remaining  1/3rd will vest two years from the determination date. The right to exercise the option expires five years after the determination date.

Final Benefit Determination:

All benefits granted under this Plan are subject to the final approval of the CNH Global N.V. Board of Directors’ Corporate Governance and Compensation Committee (“the Committee”) in its sole discretion. The Committee reserve the right to amend, suspend or terminate any or all provisions of the Plan within its sole discretion.

The Committee has the authority to deny any or all payments, even if targets are met, based upon consideration of factors of such gravity which would affect the future viability of the Company.

Similarly, the Company retains its sole and absolute discretionary authority to resolve all questions arising in the administration, interpretation and application of the Plan. This authority includes construing the terms of the Plan for the current and future performance years, including any disputed and doubtful terms on any of its elements, and determining the eligibility of an individual to participate in the Plan or to receive any benefit from it. The Company’s determination will be conclusive and binding on all persons.

The participation in the Plan does not guarantee the continued employment with the Company or the continued participation in the Plan in future years at the same condition as described above. This document is not a contract of employment and is made for informative purposes only.

May 2008

2008 Performance & Leadership Bonus

Definitions:

Trading Profit after Restructuring:

Operating Income after restructuring and before financial income/(expense), profit from Other subsidiaries and taxes.

Trading Cash Flow:

Industrial company’s Trading Profit adjusted for:

•	Restructuring charge

•	Depreciation and change in provisions/operating reserves

•	Investments in fixed assets

•	Changes in gross working capital

Return on Equity (ROE):

Profit before taxes and after Minority Interest divided by a 13-point average equity balance.

Trading Margin Percent:

Trading Profit as a percent of Net Sales

Stock option:

A right to buy shares of CNH common stock at a predetermined price (the exercise price). When the stock price increases above the exercise price, value is created for the participant.

May 2008

2008 Performance & Leadership Bonus